Mail Stop 3561

August 5, 2008

Morris Goldfarb
Chief Executive Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

>       **Re:     G-III Apparel Group, Ltd.**
>             **Form 10-K for Fiscal Year Ended January 31, 2008**
>             **Filed April 15, 2008**
>             **File No. 000-18183**
>             **Definitive Proxy Statement on Schedule 14A**
>             **Filed May 1, 2008**
>             **File No. 000-18183**

Dear Mr. Goldfarb:

        We have completed our review of your filings and have no further comments at this time.

>                   Sincerely,


>                   John Reynolds
>                   Assistant Director